Jon C. Avina

+1 650 843 5307

javina@cooley.com

March 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief
David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 7, 2019
CIK No. 0001585521

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 13, 2019, with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on March 7, 2019, as well as comment no. 10 received from the Staff by letter dated February 7, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 21, 2018. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 3

1.

In response to prior comment 1, you state that you include monthly subscriptions in MRR due to historically low cancellation rates as reflected in your net dollar expansion rate. Please explain how low cancellation rates are reflected in this measure. In this regard, net dollar based expansion rate is calculated using the same set of customers from one period to the next, which would not appear to contemplate attrition. To help us better understand your basis for including monthly subscription revenue in MRR, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers for the periods presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described on page 56 of the Registration Statement, net dollar expansion rate is calculated by comparing the annual recurring revenue (“ARR”) from a cohort of customers as of a current period end to the ARR from the same cohort of customers as of 12 months prior to such period end. In other words, the ARR represented by customers that cancel or do not renew their subscriptions during the current period is included in the calculation of net dollar expansion rate. Similarly, if a customer decreases the dollar value of its subscription, the decrease would also be included in the calculation of net dollar expansion rate. Together, both of these factors result in a lower net dollar expansion rate than would be the case if the Company excluded attrition and contraction from the calculation. The Company advises the Staff that it has revised the disclosure on page 56 of the Registration Statement to clarify this point. The Company further supplementally advises the Staff that the attrition rate for the Company’s monthly subscribers was less than 4% per month in the fiscal years ended January 31, 2018 and 2019.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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U.S. Securities and Exchange Commission

March 19, 2019

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

2.

You state that you have seen an increase in the proportion of annual and multi-year subscriptions and billings. Please tell us and revise to disclose the portion of revenue generated from monthly vs. annual and multi-year subscriptions for each period presented. To the extent a substantial portion of your revenues are from monthly subscriptions, please tell us what measures are used to monitor your ability to retain and grow your monthly subscriber base. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 55 of the Registration Statement to disclose that 65% and 74% of the Company’s ARR was generated from annual and multi-year subscriptions in the fiscal years ended January 31, 2018 and 2019, respectively. The Company respectfully advises the Staff that providing support for this trend on the basis of ARR helps investors better understand the increase in the proportion of annual and multi-year subscriptions and billings versus monthly subscriptions because it removes the timing element for recognizing subscription revenue under GAAP. For example, if a customer enters into a large annual subscription at the end of a fiscal period, the amount of revenue generated by that subscription for that fiscal period could be immaterial even though the value of the subscription could be significant.

The Company further supplementally advises the Staff that, in terms of growing the subscriber base, the Company does not focus on whether a customer is a monthly subscriber or an annual or multi-year subscriber. Instead, the Company primarily focuses on the size of the customer, which serves as a proxy for the potential expansion opportunity – a primary focus of the Company’s sales organization. For example, as disclosed in the Registration Statement, 55% of the Company’s 344 customers generating more than $100,000 of the Company’s annual revenue started with at least one free host prior to subscribing. This shows that many large opportunities start with users bringing Zoom into their organization or the organization entering into monthly subscriptions to try out the service before signing up for a longer term subscription or expanded services.

Key Factors Affecting Our Performance, page 57

3.

Please revise your discussion of net dollar base expansion rate to explain why you are presenting this measure for only the most recent three quarters as you have indicated in your response to prior comment 4.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement to explain why it has presented net dollar expansion rate for only the most recent three fiscal quarters.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 19, 2019

Page Three

Key Business Metrics, page 58

4.

Your two key business metrics are presented as a percentage of total annual recurring revenue (ARR), which you define as the annualized revenue run-rate of a contracted customer agreement at a point in time. Please disclose the total ARR for each period presented. Also, tell us the amount and percentage of revenue for each period presented attributable to both Customers with Greater than 10 Employees and Customers with Greater than $100,000 of Annual Recurring Revenue. To the extent revenue attributable to these groups differs materially from ARR, please revise to provide a balanced discussion of both revenue and ARR measures for each.

The Company has revised the disclosure on page 57 of the Registration Statement to provide the percentage of the Company’s revenue attributable to each of these groups. While the Company still reviews ARR as one operating measure among many others to identify areas in which it may need to invest, such as hiring more employees and making increased capital investments, the Company is providing these metrics on the basis of revenue, as requested by the Staff, to inform investors’ understanding of the Company’s financial performance.

Draft Registration Statement on Form S-1 Confidentially Submitted on December 21, 2018

Critical Accounting Policies and Estimates

Common Stock Valuations, page 70

10.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2019 including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s comment, set forth below is a summary of the Company’s equity awards granted from February 1, 2018 to January 31, 2019, including the fair value of the underlying shares of Class B common stock for reference:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share	Fair Value per Share for Financial Reporting
March 8, 2018	1,985,700	$1.89	$3.36
April 9, 2018	261,900	$1.89	$3.90
May 24, 2018	849,250	$2.58	$4.88
September 6, 2018	2,125,850	$3.77	$9.95
September 24, 2018	1,600,000	$3.77	$11.54
September 28, 2018	671,750	$3.77	$11.90
November 12, 2018	690,100	$10.79	$15.14
November 29, 2018	265,750	$10.79	$15.44
January 24, 2019	742,400	$16.02	$16.56

The estimate of the fair value per share of the Company’s Class B common stock had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

For financial reporting purposes and as further described below, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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U.S. Securities and Exchange Commission

March 19, 2019

Page Four

At each valuation date, the Company made a determination of enterprise value using either the market approach or a combination of the market and income approaches. In deriving enterprise value using the market approach, the Company used three principal methodologies, the Guideline Public Company Method (“GPCM”), the Guideline Company Transactions Method (“GTM”), and the transaction price of secondary transactions in the Company’s capital stock. The GPCM derives market valuation multiples from the stock prices of comparable publicly traded companies, whereas the GTM derives market valuation multiples from market transactions, such as a sale of the company. As the Company has not yet demonstrated a track record of profitable operations, the Company utilized a combination of last twelve months (“LTM”) actual revenue and next twelve months (“NTM”) forecast revenue in applying the GPCM and GTM methodologies. In deriving enterprise value using the income approach, the Company discounted an estimate of its next five years of cashflows and included a terminal value at the end of year five.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO or sale of the Company, as well as the probability of remaining a private Company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

In determining the estimated fair value of the Company’s Class B common stock as of each grant date, the Board also considered that the Company’s Class B common stock is not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s Class B common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team. In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying Class B common stock that differs from the reassessed estimated fair value as described above, as such reassessed estimated fair value incorporates information that was not available at the time of grant.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 19, 2019

Page Five

The following are the key considerations in determining the value of the Company’s Class B common stock at each valuation date.

January 31, 2018 valuation

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s Class B common stock as of January 31, 2018 on a minority, non-marketable basis. Enterprise value was determined using a market approach with a 50/50 weighting given to values determined using the GPCM and GTM. Enterprise value was allocated to the Company’s various classes of capital stock using the OPM. The resulting fair value of each share of Class B common stock was $2.76.

April 30, 2018 valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock at April 30, 2018. The primary factors that resulted in an increase in the fair value of the Company’s Class B common stock during this period were (1) an increase in LTM and NTM revenue and (2) an increase in guideline public company market valuation multiples used in the GPCM. These two factors resulted in an increase in the Company’s enterprise value and an increase in the fair value of the Company’s Class B common stock to $4.25 per share.

July 31, 2018 valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock at July 31, 2018. The Company increased the number of comparable companies used in the GPCM to reflect changes in the Company’s business, specifically, its introductions into both the cloud phone market as well as the collaboration market. The Company also updated the comparable transactions used in the GTM to include more recent activity. Once again, the primary factors that resulted in an increase in the fair value of the Company’s Class B common stock during this period were (1) an increase in LTM and NTM revenue and (2) an increase in guideline public company market valuation multiples used in the GPCM. The Company also continued to experience positive revenue growth, exceeding its internal plan. The Company was also continuing to garner market recognition, including CEO Eric Yuan’s receipt of the 2018 EY Entrepreneur of the Year Award and Glassdoor Employees’ Choice Award as the #1 CEO of a large company. These positive results and continued market momentum resulted in an increase in the Company’s enterprise value and an increase in the fair value of the Company’s Class B common stock to $6.67 per share.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 19, 2019

Page Six

October 31, 2018 valuation

During this period, the Company began to make plans for a potential IPO, including meeting with investment bankers and selecting legal counsel. The Company further expanded the number of comparable companies used in the GPCM to include companies that were not industry specific and had been identified by its investment bankers during their initial meetings with members of management. The Company further updated its actual LTM and estimated NTM revenue used in the GPCM as the Company continued to experience positive operating results that exceeded its internal plan. In addition, in determining the value of its Class B common stock, the Company included a weighting to reflect the transaction price of secondary market transactions that occurred among its existing stockholders in November 2018, which were considered relevant due to the potential for a near-term IPO and the sophistication of the well-informed buyers. The secondary transactions involved the sale of a small number of shares of Series A preferred stock and Class B common stock at $17.86 per share. The Company also reduced its DLOM to reflect the higher probability of a near term IPO.

In addition, the Company updated the methodologies used to both determine enterprise value and allocate value to the Company’s Class B common stock to reflect management’s updated assumptions about the likelihood and potential timing of various exit scenarios, including a potential IPO. Specifically, the Company:

•	removed the GTM from the overall valuation model when performing the market approach given the overall increasing size and growth of the Company and the lack of appropriate comparable transactions.

•

added the income approach to the overall valuation model to reflect the Company’s ability to forecast net cash flows based on the Company’s positive operating results. Under the income approach, the Company discounted an estimate of its next five years’ cash flows, including a terminal value at the end of year five (the “DCFM”).

•	changed the relative weighting given to the results of the methods used, with a weighting of 80% assigned to the GPCM and 20% assigned to the DCFM.

With respect to the allocation of enterprise value, the allocation of value to the Company’s Class B common stock was determined using a combination of a “remaining private” scenario, the value of which was determined using OPM (consistent with prior methodology) and an IPO scenario, the value of which was determined using PWERM. The Company believes it was appropriate to introduce the PWERM at this point in time given that it had engaged investment bankers, hired a general counsel with IPO and public company experience, recruited an independent director to serve on its Board and engaged external legal counsel for purposes of advising the Company on a potential IPO. More importantly, Eric Yuan, the Company’s Chief Executive Officer, and the Company’s Board of Directors had made the decision to pursue a near-term IPO, thereby narrowing the probability of alternative outcomes.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 19, 2019

Page Seven

The primary factors that resulted in an increase in the fair value of the Company’s Class B common stock during this period were (1) the inclusion of the income approach in the overall model, (2) the increase in LTM and NTM revenue used in the GPCM, (3) the increase in the GPCM multiple resulting from the addition of comparable companies identified by the Company’s underwriters and (4) the transaction price of secondary market transactions. During this period the Company continued to experience positive operating results, exceeding its internal plan. These factors resulted in an increase in the Company’s enterprise value and an increase in the fair value of the Company’s Class B common stock to $14.82 per share. During this period, the Company continued to experience positive momentum in the marketplace and was named a leader in the Gartner Magic Quadrant for meeting solutions. The Company also experienced record attendance at its annual user conference, Zoomtopia, where it announced collaboration agreements with other leading software companies and Zoom Phone, a cloud phone system that allows customers to replace their existing private branch exchange solution.

December 31, 2018 valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock at December 31, 2018. The Company updated its long-term revenue forecast leading to an increase in enterprise value determined using the Income Approach. The Company also held numerous drafting sessions during this period and successfully submitted its Draft Registration Statement with the SEC in December 2018. As a result, the Company increased the probability of achieving a successful IPO and consequently reduced the DLOM. These factors resulted in an increase in the Company’s enterprise value and an increase in the fair value of the Company’s Class B common stock to $16.02.

January 31, 2019 valuation

There were no changes in the valuation methodology used by the Company when determining the valuation of its Class B common stock at January 31, 2019. Increases in LTM and NTM led to an increase in enterprise value determined using GPCM. As the Company continued to make plans for a potential IPO, the Company increased the probability of achieving a successful IPO and consequently further reduced the DLOM. These factors resulted in an increase in the fair value of the Company’s Class B common stock to $16.72 at January 31, 2019.

*                *                 *

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 19, 2019

Page Eight

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.
Kelly Steckelberg, Zoom Video Communications, Inc.
Aparna Bawa, Zoom Video Communications, Inc.
Calise Y. Cheng, Cooley LLP
Bradley M. Libuit, Cooley LLP
Alex K. Kassai, Cooley LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com